UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH

65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	HT CAPITAL CORPORATION

Address of Principal Business Office:	99 PARK AVENUE SUITE 1550 NEW YORK, NEW YORK 10016

Telephone Number:	(212) 523-0200

Name and Address of Agent for Service and Process:	JOHN J. HASSETT TUCKERBROOK ALTERNATIVE INVESTMENTS, LP 30 DOAKS LANE MARBLEHEAD, MASSACHUSETTS 01945

Commission File Number under the Securities Exchange Act of 1934:	814-00768

The following is the basis for the filing of this notification of withdrawal:

The Company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the Town of Marblehead and State of Massachusetts on this 9th day of December, 2009.

By:	/s/ John J. Hassett
John J. Hassett
Its:	President